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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For May 18, 2004


                        International Uranium Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                 Independence Plaza, Suite 950, 1050 Seventeenth
                            Street, Denver, CO 80265
                 -----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]                       Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             International Uranium Corporation
                                             ---------------------------------
                                                      (Registrant)


Date:  June 2, 2004                          By:  /s/  Ron F. Hochstein
       ------------------                         ---------------------
                                                  Ron F. Hochstein, President





                                  EXHIBIT INDEX


Exhibit Number         Description
--------------         -----------
      1                Press Release dated May 18, 2004

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CONTACT: SOPHIA SHANE        2101, 885 West Georgia Street         INTERNATIONAL
Corporate Development        Vancouver, British Columbia              URANIUM
Tel:  (604) 689-7842         Canada  V6C 3E8                        CORPORATION
Fax:  (604) 689-4250         www.intluranium.com


PRESS RELEASE


MOORE LAKE URANIUM PROJECT UPDATE

MAY 18, 2004 (IUC - TSX)... INTERNATIONAL URANIUM CORPORATION ("IUC") and JNR RESOURCES INC. ("JNR") are pleased to provide an update on the Moore Lake uranium project located in the Athabasca Basin of northern Saskatchewan.

The Companies had a very successful winter drilling program on the Moore Lake project. A total of 6,747 metres were completed in 19 diamond drill holes. The results not only expanded the extent of the known high grade uranium zone but also significantly expanded the extent of the mineralizing system associated with the high grade Maverick zone to at least 800 metres northeast of the discovery hole, ML-25. Please see the attached map which shows the intense alteration and mineralization halo associated with the northeast trending conductive structural corridor. The second attached map shows the numerous additional conductors on trend within the Moore Lake property (map available from the Company or www.intluranium.com).

The first 8 holes (ML-28 to ML-35) of the 2004 winter program focused primarily on the high grade Maverick zone and returned two new high grade uranium intercepts in Holes ML-29 and ML-35.

Hole ML-29, based on probe results, returned a grade equivalent of 1.3% U3O8 over 7.5 metres (261.5 to 269.0 m), including 2.3 metres of 3.6% U3O8. Within the higher grade core there was one continuous 0.5 metre sample that assayed 7.91% U3O8, as well as 3.65% nickel, 1.6% copper, 0.9% cobalt, 0.7% zinc, 0.35%
total rare earths and 5 g/t silver. The presence of high levels of these "pathfinder" elements is significant in that this association is unique and common to the larger unconformity uranium deposits in the Athabasca Basin.

Hole ML-35 intersected 11.1 metres of uranium mineralization (262.4 to 273.5 m). The upper 4.9 metres was low-grade sandstone-hosted mineralization that assayed 0.05% U3O8. Immediately beneath that was a 0.7 metre section of lost core, followed by 5.5 metres that assayed 1.61% U3O8, including a 1.5 metre interval grading 5.3% U3O8. The 0.7 metre lost core interval returned a grade equivalent of 2.69% U3O8, based on probe results.

The next 11 holes were largely of a reconnaissance nature and focused on identifying the extent of the mineralizing system for further follow up this summer. Targets identified by a recently completed ground electromagnetic (EM) survey were also tested. The geochemical results have been received for drill holes ML-36 to ML-41 and indicate that the mineralizing system continues northeast and southwest of the previously identified limits.

Drillholes ML-40 and ML-41 were progressive 150 metre stepouts to the northeast of ML-34. They intersected strong alteration and structural disruption in the basal portion of the sandstone column, accompanied by anomalous levels of uranium and lead. More significantly, they intersected up to 65 meters of highly altered and structurally disrupted graphitic pelites and pelites well beneath the unconformity. Select samples from these rocks returned anomalous levels of uranium and 'pathfinder elements' such as nickel, cobalt, lead, zinc and vanadium. ML-40 and ML-41 were collared well into the hanging wall and will be followed up this summer. They also indicate that the mineralizing system now continues a minimum of 800 metres northeast of the section containing the discovery hole (ML-25).

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Drillholes ML-37 and ML-36 were progressive 50 metre stepouts to the southwest of the mineralized section containing ML-03 and ML-29. Both holes were structurally disrupted and altered over their entirety. The better results were obtained from ML-37 which intersected a broad low grade zone of uranium mineralization at the unconformity. Probe results indicate a grade equivalent of 0.11% U3O8 over 17 metres; including narrower intercepts of 0.46% U3O8 over 1.5 metres, and 0.88% U3O8 over 0.6 metres. Both holes also returned highly anomalous values of pathfinder elements, throughout the sandstone column and the basement pelites.

Drillholes ML-38 and ML-39 were targeted on EM and structural features interpreted from this winter's geophysical program. ML-38 was collared some 450 metres southwest of the discovery hole. This hole intersected abundant faulting and alteration in the upper 150 metres of the sandstone column, accompanied by highly anomalous uranium and boron values. ML-38 also intersected strongly altered, faulted and geochemically anomalous graphitic pelites some 40 metres beneath the unconformity; suggesting a multiplicity of mineralized structures in this area. This hole also indicates that the mineralizing system continues a minimum of 450 metres southwest of the discovery hole.

ML-39 was targeted on a geophysically interpreted north-northwest trending structure, located some 500 metres to the northwest of the discovery hole. ML-39 missed the target but did intersect a strongly altered lower sandstone column that returned highly anomalous uranium, lead and boron values.

Samples from the remaining 5 holes drilled this winter are in the lab.

IUC and JNR are very pleased with these results which are indicative of a potentially sizeable and high grade uranium system - the newest high grade discovery in the rich Athabasca Basin. A second drill and supplies for an extensive summer program were brought in over the ice before breakup, and are on site. The summer drilling program is expected to begin in early June.

The companies have also recently staked additional ground to the northeast and the southwest of the existing Moore Lake project, thereby increasing their land position in the area by 60%, to almost 37,000 hectares.

Drill core was prepared and assayed by the Saskatchewan Research Council in accordance with industry standards. Drill results and technical data have been reviewed by Richard Kusmirski, P.Geo., a Qualified Person pursuant to NI 43-101.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

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                       INTERNATIONAL URANIUM CORPORATION
                               MOORE LAKE CLAIMS
                      TEM CONDUCTORS/TOTAL FIELD MAGNETICS



                                     [MAP]


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                       INTERNATIONAL URANIUM CORPORATION
                               MOORE LAKE PROJECT
                             MAVERICK AREA DRILLING



                                      [MAP]